INTERNATIONAL GEMINI TECHNOLOGY INC.

#208 — 828 Harbourside Drive,

North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

NOTICE

Attached are the unaudited interim financial statements of International Gemini Technology Inc.
(the “Corporation”) for the period ended March 31, 2005. The Corporation’s auditor has not reviewed the attached financial statements.

INTERNATIONAL GEMINI TECHNOLOGY INC.

“signed”
Douglas E. Ford
Director

May 30, 2005

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Balance Sheet
Prepared by management (unaudited)

	March 31, 2005	December 31, 2004
ASSETS
Current assets
Cash	$1,820	$1,472
Accounts receivable	51,510	52,398
Investments	—	—

	$53,330	$53,870

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$63,319	$56,897

Shareholders’ equity
Share capital - common	$12,660,559	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,328,616)	(13,321,654)

	(9,989)	(3,027)
	$53,330	$53,870

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Income and Deficit
Prepared by management (unaudited)

	Three Months Ended
	March 31, 2005	March 31, 2004

Revenue	$0	$0
Interest Income	90	0
Expenses
General and administrative	7,052	5,570

Income (loss) for the period	(6,962)	(5,570)

Deficit, beginning of period	13,321,654	13,281,912

Deficit, end of period	$13,328,616	$13,287,482

Earnings per share	0	0

Fully diluted earnings per share	0	0

INTERNATIONAL GEMINI TECHNOLOGY INC.
Consolidated Statement of Cash Flow
Prepared by management (unaudited)

	Three Months Ended
	March 31, 2005	March 31, 2004

Operating Activities
Net income for period	$(6,962)	$(5,570)

Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	7,310	(4,019)

Net cash increase (decrease) in period	348	(1,551)

Cash position, beginning of period	1,472	1,959

Cash position, end of period	$1,820	$408

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements
March 31, 2005

1. Continuing Operations

The Company’s ability to continue as a going concern is subject to obtaining financing and achieving profitable operations.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with those in the United States.

3. Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

4. Related Party Transactions

During the three-month period ended March 31, 2005, a company in which a director has an interest charged the Company $6,000 (2004: $6,000, 2003: $9,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $10,419 (2004: $16,208, 2003: $10,200) is included in accounts payable and accrued liabilities at March 31, 2005.

5. Share Capital

a)	The authorized capital of the Company comprises 100,000,000 Common shares without par value and 100,000,000 Series 1 Convertible Preferred shares without par value. The rights and restrictions of the Preferred shares are as follows:

i) dividends shall be paid at the discretion of the directors;

ii)	the holders of the Preferred shares are not entitled to vote except at meetings of the holders of the Preferred shares, where they are entitled to one vote for each Preferred Share held;

iii) the shares are convertible at any time; and

iv)	the number of the Common shares to be received on conversion of the Preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

INTERNATIONAL GEMINI TECHNOLOGY INC.
Notes to the Financial Statements (cont’d)
March 31, 2005

b) The share capital is as follows:

i) Common shares

	March 31, 2005		March 31, 2004
	Shares	$	Shares	$
Balance, end of period	8,323,119	12,660,559	8,323,119	12,660,559

ii) Preferred shares

	March 31, 2005		March 31, 2004
	Shares	$	Shares	$
Balance, end of period	604,724	604,724	604,724	604,724

c) During the period nil common shares were issued and nil preferred shares were issued;
d) Nil stock options are outstanding.
e) Subsequent to the end of the period the Company has has arranged a non-brokered private placement to provide working capital to the Company. Gemini will issue up to 2 million units at $0.15 per unit, where each unit consists of one common share of Gemini (a “Share”) and one transferable share purchase warrant (a “Warrant”). Each warrant will entitle the holder to purchase one common share of Gemini for a term of 24 months, at a price of 18 cents per share. If the common shares of Gemini, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then Gemini can provide notice to the holders of the warrants and the warrants will expire 30 days after the notice is given.

6. Directors & Officers

Edward Dolejsi, President & Director
Edward D. Ford, Vice-President & Director
Martin Schultz, Secretary & Director
John D. Stanton, Director

Douglas E. Ford, Director